

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

9th July 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 7


03024389

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 8th July 2003;

2. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 8th July 2003; and

3. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 8th July 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD





NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JG/hor/ADR



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 08-07-2003 05:33:34 PM
Submitted by S DARBY on 08-07-2003 05:43:08 PM
Reference No CU-030703-4AD28

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
  Permodalan Nasional Berhad
  Tingkat 4, Balai PNB
  201-A, Jalan Tun Razak
  50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10-06-2003**	* **3,977,800**	
Acquired	**17-06-2003**	**500,000**	
Acquired	**19-06-2003**	**100,000**	
Acquired	**20-06-2003**	**145,000,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **467,782,000**
Direct (%) : **20.11**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **467,782,000**

* Date of notice : **20-06-2003** 

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 10th, 17th, 19th and 20th June 2003.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 08-07-2003 05:33:33 PM
Submitted by S DARBY on 08-07-2003 05:43:55 PM
Reference No CU-030703-4AD29

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 10-06-2003	* 3,977,800	
Acquired	17-06-2003	500,000	
Acquired	19-06-2003	100,000	
Acquired	20-06-2003	145,000,000	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **467,782,000**
Indirect/deemed interest (%) : **20.11**

* **Total no of securities after change** : **467,782,000**

* Date of notice : **20-06-2003**



Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 10th, 17th, 19th and 20th June 2003.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 08-07-2003 05:33:30 PM
Submitted by S DARBY on 08-07-2003 05:44:05 PM
Reference No CU-030703-4AD2A

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **434217-U**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **20-06-2003**	* **145,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company**
* Nature of interest : **Direct**
Direct (units) : **525,373,632**
Direct (%) : **22.59**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

*	**Total no of securities after change**	: **525,373,632**
*	Date of notice	: **20-06-2003**
	Remarks	: